OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

NowRx
2224 Old Middlefield Way, Suite J, Mountain View, CA 94043
www.nowrx.com
(650) 386-5761



UP TO $1,000,000 OF CROWD NOTES

NowRx, Inc. ("NowRx," "the company," "we," or "us"), is offering up to $1,000,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 2, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

NowRx is a C Corporation incorporated on February 19, 2015, under the laws of the State of Delaware. NowRx is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application based platform.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/nowrx/seed.2 and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and directors

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Cary Breese	Chief Executive Officer, Chief Financial Officer	50	June 24, 2015	Yes
Sumeet Sheokand	Chief Technology Officer, Secretary	42	June 24, 2015	Yes
Directors:				
Cary Breese	Director	50	June 24, 2015	Yes
Sumeet Sheokand	Director	42	June 24, 2015	Yes

Cary Breese, CEO and Co-founder

Cary Breese currently serves as CEO, a position in which Cary has served for 2 years, since the formation of the company. Prior to NowRx, Cary was CEO of GenieDB, a venture-funded tech startup, a role in which he served for 3.5 years. In between the formation of NowRX and his time at GenieDB, Cary was not employed for three months while researching and planning for NowRx. At GenieDB, Cary maintained overall responsibility for all operations, financing, marketing and sales. Cary holds a Bachelor of Science degree in Electrical Engineering from Drexel University, and holds an ACAS designation from the Casualty Actuarial Society, a professional society whose members have demonstrated expertise in finance, economics, insurance and risk management.

Sumeet Sheokand, CTO and Co-founder

Sumeet Sheokand currently serves as CTO, a position in which Sumeet has served for 2 years, since the formation of the company. Prior to NowRx, Sumeet was CTO of GenieDB, a venture-funded tech startup, a role in which he served for 3.5 years. In between the formation of NowRX and his time at GenieDB, Cary was not employed for three months while researching and planning for NowRx. At GenieDB, Sumeet maintained overall responsibility for all technology and software. Sumeet holds an undergraduate degree in Electrical and Computer Engineering from National Institute of Technology Kurukshetra, India, and a Masters of Business and Administration from UCLA Anderson.

Related Party Transactions

The company's co-founders and an employee extended financing of $65,000 and $25,000 in 2015 to the Company through the SAFE agreements discussed below. In 2016, that employee provided another $10,000 of SAFE financing.

Since the beginning of the issuer's last fiscal year, there have not been any other related party transactions

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are a new company competing in a large industry.** As a venture capital backed start-up, there exists substantial risk of not being able to raise sufficient funding to support continued operations and scale. Entrances of a large, well-funded competitor with strong brand recognition could also be a significant risk.

- **Healthcare is risky business.** Dramatic changes in healthcare regulations could present a substantial risk to our business and our cost of operations. Also, our business faces the same risks that an online retail business, a delivery service, and a traditional pharmacy each face, along with new risks that are unique to that combination.

- **The auditor has issued included a "going concern" note in the reviewed financials.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **We operate in a business that is highly regulated and subject to liability concerns.** Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. Additionally, the delivery of prescription medications presents the possibility of liability for or incorrectly filled or delivered medications.

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $6 million valuation cap, so you should not view the $6 million as being an indication of the company's value. Further, the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.** We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur and Crowd Notes for certain investors only convert at the sole discretion of the company. It is unclear how a court or arbitrator would interpret the provisions of the Crowd Note. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** Investors who are considered non-major investors under the terms of the notes offered will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of March 31, 2017, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Cary Breese	4,522,000 shares of Common Stock	53.20%
Sumeet Sheokand	3,978,000 shares of Common Stock	46.80%

The above figures do not include convertible notes that the company has already issued to existing investors, nor notes that are currently offered for sale in this offering and in concurrent offerings. The conversion of these notes will impact the ownership and voting power percentages. The above figures also do not include shares reserved for options and warrants.

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

However, investors who invest $20,000 or greater will be considered "Major Investors" under the Crowd Note and if there is a qualified equity financing, notes held by those investors will convert at that time. In the future, these investors may be entitled to greater voting and inspection rights than investors who invest less than $20,000.

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $6.0 million valuation

cap, if the conversion takes place after the qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5.0%. compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $200,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment is this offering is $500.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes this offering.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of NowRx and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Convertible Promissory Notes (SAFE Agreements)

The SAFE notes issued by the company have a $6,000,000 valuation cap, an 80% discount rate, are not interest bearing, and are have no maturity date.

Conversion terms

The notes will convert upon a preferred equity financing at either the standard preferred stock price multiplied by the discount rate, or at a price per share determined by the valuation cap divided by the company's capitalization, whichever results in more stock.

Convertible Promissory Notes (KISS Agreements)

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 5% and have a maturity 24 months from issuance. The currently issued notes mature between December 2018 and February 2019.

Conversion terms

The notes convert upon a qualified preferred financing of $1,000,000 to preferred stock at a discount of 20% to the preferred pricing or at a the price per share implied by the pre-money valuation of $6,000,000.

Alternatively, the notes convert upon a corporate transaction at the share price implied by a $6,000,000 pre-money valuation, or are payable to the noteholder at two times the principal amount, at the noteholders election.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion or exercise of the Crowd Notes, the SAFEs or the KISSes). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

The company's net revenues for the year ended December 31, 2016 were $700,551, an increase from $0 in 2015. Net revenues consist of all sales, less discounts and returns. The company's revenues were primarily derived from the sale and home delivery of prescription medications. The primary driver of changes from the year ending December 31, 2015 was the company's commencement of sales operations.

Cost of goods primarily consists of prescription medications. Delivery costs of $85,825 in 2016 are included in General and administrative expenses. Research and development costs are expensed and separately stated under operating expenses. Cost of goods sold in 2016 was $572,549, an increase from $0 in 2014, due to the company's commencement of operations in 2016. Gross profit (revenues less the cost of producing those revenues) in 2016 was $128,002. Gross margins in 2016 were 18%.

The company's operating expenses consist of general and administrative, sales and marketing, depreciation, and research and development. Operating expenses in 2016 amounted to $711,203, a 187% increase from $247,240 in 2015. The primary components of this decrease were due to:

- A 233% increase in general and administrative costs to $655,353.
- A 496% increase in sales and marketing costs to $49,405.
- A 250% increase in depreciation expense to $5,053, reflecting additional assets ,which were acquired during 2016, and partial period depreciation for the assets acquired throughout 2015.
- A 96.6% reduction in research and development costs, reflecting the completion of the company's software

As a result of the foregoing factors, the company's net loss from operations was $583,201 in 2016, a 136% increase from losses of $247,240 in 2015.

Other expenses consist interest expense, which amounted to $237 in 2016, an increase from $0 in 2015. This expense originates from short-term debt notes issued by the company in 2016.

As a result of the foregoing factors, the company's net loss for 2016 was $583,438 in 2016, a 136% increase from losses of $247,240 in 2015.

Since the end of the period covered by the financial statements, our revenues have increased because of continued growth in prescription volume. Our expenses increased less than our revenues, because we were able to handle the increased prescription volume with the existing team.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $830,678.

The company was initially capitalized by loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2016 was $1,117,500. The company had cash on hand in the amount of $159,519 at December 31, 2016.

The company has not committed to make any capital expenditures. The company maintains inventory used in the normal course of business, and had $96,444 and $86,993 of inventory on hand as of December 31, 2016 and 2015.

The company had approximately $159,519 cash on hand as of December 31, 2016. Currently, we estimate our burn rate (net cash out) to be on average $35,000 per month.

Indebtedness

On December 21, 2016, the Company entered into an inventory financing arrangement of $62,100 with Kabbage, an inventory financier. The loan is secured by all assets of the Company, bears an interest rate of 24.04% per annum, and is payable over six months, with expected average monthly payments of approximately $11,075, for a total repayment of $66,447. As of December 31, 2016, the outstanding loan balance was $62,100.

On December 21, 2016, the Company entered into promissory notes totaling $70,000 with five individuals. All notes bear 12% interest, mature on April 30, 2017, and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds. The notes are immediately callable in the event of (a) an equity financing of at least $1 million, or (b) insolvency or bankruptcy proceedings. As of December 31, 2016, principal of $70,000 and accrued interest of $237 were outstanding.

On December 19, 2016 and in February 2017, the Company entered into a KISS agreement (Keep it Simple Security) with third parties for $50,000 and $30,000, respectively. Details on these notes can be found below under Recent Offerings of Securities.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Between July 2015 and November 2016, we sold SAFE notes to investors including Cary Breese and Sumeet Sheokand, in reliance on Section 4(a)(2) of the Securities Act, for consideration of $1,045,000. The proceeds of this offering were used for general business purposes.

- Between December 2016 and February 2017, we issued KISS notes in reliance on Regulation D under the Securities Act, for consideration of $80,000. The proceeds of this offering were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $175,500. We plan to use these proceeds as follows:

- Approximately 50% for software.

- Approximately 50% for sales and marketing

We plan to use a portion of the proceeds to pay off the promissory note issued on December 21, 2016 in the amount of $70,000. We do not plan to use the proceeds to pay off any other debt. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $915,500. We plan to use these proceeds as follows:

- Approximately 15% for software.

- Approximately 85% for sales and marketing.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

Any amount raised in the Regulation D offering in excess of the Maximum Amount will be used for additional marketing.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at http://nowrx.com/investors which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at:

https://www.seedinvest.com/nowrx/seed.2

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor

will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.